Exhibit 99.1

Neptune Reports Fiscal Third Quarter 2022 Financial Results

Revenue Totaled $18.4 Million, Marking Fourth Consecutive Quarter of Sequential Growth

Gross Margins Hit Inflection Point, Turning Positive for the First Time Since Transition to Diversified CPG Company

LAVAL, QC, Feb. 10, 2022 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced its financial and operating results for the three-month period ended on December 31, 2021.

Fiscal Third Quarter 2022 Financial Highlights (all amounts in CAD unless otherwise noted):

  Revenue totaled $18.4 million, which included a release of $1.1 million of previously reserved sales attributable to the prior quarter. This represents an increase of 17% sequentially, and the fourth consecutive quarter of revenue growth. Revenue in the year-ago quarter totaled $3.3 million.
  Gross profit totaled $2.0 million as compared to a loss of $10.0 million, an improvement of $12.0 million from the year-ago period.
  Gross margin of 11.1% compares to (300.8%) in the year-ago period.
  Net loss of $20.9 million compares to $74.9 million in the year-ago period.
  Adjusted EBITDA loss improved $2.7 million, or 22%, to a loss of $9.8 million compared to a loss of $12.5 million in the year-ago period.

Michael Cammarata, President and Chief Executive Officer of Neptune Wellness, said, "Over the past 12 months we have worked hard to transform Neptune into a high-growth branded CPG company. This quarter, we achieved several notable milestones. We delivered our fourth consecutive quarter of sequential revenue growth and reached positive gross margins, driven by acceleration of our Cannabis sales and supply chain improvements for Sprout Foods. We also took measures to improve our overall operating efficiencies and reduce corporate overhead, as outlined in our Strategic Review. As we look ahead, we will continue to focus on controlling our costs while executing on our high-growth opportunities within our Food & Beverage, Cannabis, and Personal Care & Beauty brands. I could not be more excited about the opportunities in front of us."

Fiscal Third Quarter 2022 Business Highlights

  Implemented cost-cutting initiatives across Neptune and improved Sprout Foods' supply chain efficiencies.
  Launched Mood Ring pre-roll products in Ontario and Alberta, marking Neptune's entrance into all major cannabis product categories.
  Launched high-quality and sustainable Mood Ring vapes in Canada.
  Granted U.S. Patent for cannabis extraction process, unlocking future licensing opportunities.

Subsequent Events and Business Updates

  Announced today, Julie Phillips has been appointed as Chair of Neptune's Board of Directors.
  Continued to decrease corporate overhead byexpanding in-house legal capabilities.

Consolidated Balance Sheets (Amounts in Canadian dollars)	December 31, 2021		March 31, 2021
Assets

Current assets:
Cash and cash equivalents	$ 16,628,529		$ 75,167,100
Short-term investment	24,078		24,050
Trade and other receivables	11,575,036		10,887,748
Prepaid expenses	6,717,289		4,631,422
Inventories	22,365,421		21,754,147
	57,310,353		112,464,467

Property, plant and equipment	42,694,704		46,913,688
Right-of-use assets	2,805,208		3,541,147
Intangible assets	30,374,370		32,606,969
Goodwill	32,112,223		31,974,526
Asset related to warrants	655,088		—
Other financial assets	6,935,606		7,243,774
Total assets	$ 172,887,552		$ 234,744,571

Liabilities and Equity

Current liabilities:
Trade and other payables	$ 30,690,536		$ 24,975,764
Lease liabilities	464,852		288,947
Deferred revenues	212,060		2,499,376
Provisions	1,434,489		2,820,995
	32,801,937		30,585,082

Lease liabilities	3,017,158		3,626,574
Liability related to warrants	—		9,879,980
Loans and borrowings	14,425,126		14,211,339
Other liability	626,795		2,258,449
Total liabilities	50,871,016		60,561,424

Equity:
Share capital	387,940,705		379,643,670
Warrants	23,918,210		23,947,111
Contributed surplus	70,250,746		71,991,328
Accumulated other comprehensive income	945,553		1,202,409
Deficit	(383,272,779)		(330,681,375)
Total equity attributable to equity holders of the Corporation	99,782,435		146,103,143

Non-controlling interest	22,234,101		28,080,004
Total equity attributable to non-controlling interest	22,234,101		28,080,004
Total equity	122,016,536		174,183,147

Total liabilities and equity	$ 172,887,552		$ 234,744,571

	Three-month periods ended
Consolidated Statements of Income (Amounts in Canadian dollars)		December 31, 2021	December 31, 2020
			(Restated)

Revenue from sales and services		$18,072,543	$2,768,636
Royalty revenues		347,923	523,096
Other revenues		25,410	28,579
Total revenues		18,445,876	3,320,311

Cost of sales other than loss on inventories, net of subsidies		(16,397,778)	(5,915,536)
Impairment loss on inventories		—	(7,390,940)
Total Cost of Sales		(16,397,778)	(13,306,476)
Gross profit		2,048,098	(9,986,165)

Research and development expenses, net of tax credits and grants		(312,131)	(436,307)
Selling, general and administrative expenses, net of subsidies		(22,869,010)	(31,580,722)
Impairment loss related to property, plant and equipment		—	(1,998,497)
Impairment loss related to right-of-use assets		—	(142,345)
Impairment loss related to goodwill		—	(35,567,246)
Net gain on sale of assets		8,109	—
Loss from operating activities		(21,124,934)	(79,711,282)

Finance income		3,733	18,255
Finance costs		(1,454,577)	(821,180)
Foreign exchange gain (loss)		(750,186)	(1,558,231)
Revaluation of derivatives - gain		2,384,726	5,366,395
		183,696	3,005,239
Loss before income taxes		(20,941,238)	(76,706,043)

Income tax recovery (expense)		—	1,828,930
Net loss		(20,941,238)	(74,877,113)

Other comprehensive income
Unrealized gains (losses) on investments		(22,515)	247,974
Net change in unrealized foreign currency gains and losses on translation of net investments in foreign operations		(59,961)	(1,773,253)
Total other comprehensive income (loss)		(82,476)	(1,525,279)

Total comprehensive loss		$(21,023,714)	$(76,402,392)

Net loss attributable to:
Equity holders of the Corporation		$(18,658,181)	$(74,877,113)
Non-controlling interest		(2,283,057)	—
Net loss		$(20,941,238)	$(74,877,113)

Total comprehensive loss attributable to:
Equity holders of the Corporation		$(18,656,949)	$(76,402,392)
Non-controlling interest		(2,366,765)	—
Total comprehensive loss		$(21,023,714)	$(76,402,392)

Basic and diluted loss per share attributable to:
Equity holders of the Corporation		$(0.11)	$(0.59)
Non-controlling interest		$(0.01)	$—

Basic and diluted weighted average number of common shares		167,341,647	126,348,943

	Three-month periods ended
	December 31, 2021	December 31, 2020
Adjusted EBITDA Reconciliation(Amounts in Canadian dollars)		(Restated)
Net loss	(20,941,238)	(74,877,113)
Add (deduct):
Depreciation and amortization	1,924,107	2,814,816
Acceleration of amortization long-lived non-financial assets	-	13,953,319
Revaluation of derivatives	(1,388,593)	(5,366,395)
Net finance costs	1,204,897	2,361,156
Stock-based compensation	1,214,290	3,576,872
Non-employees compensation related to warrants	(34,673)	1,694,981
Provisions	172,346	79,955
System migration, conversion, implementation	410,323	-
CEO D&O insurance	6,556,757	-
Signing bonuses, severances and related costs	1,066,561	-
Write-down of inventories and deposits	-	7,390,940
Impairment loss on long-term assets	-	37,708,088
Change in fair value of contingent consideration	-	-
Income tax expense (recovery)	-	(1,828,930)
Adjusted EBITDA loss	(9,815,223)	(12,492,311)

Conference Call Details
Neptune will host a conference call with management today at 10:00 AM EST. The call will be webcast and can be accessed at www.investors.neptunewellness.com. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. The webcast will be archived for approximately 90 days.

The unaudited condensed consolidated interim financial statements of Neptune Wellness Solutions Inc., which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, and the management discussion and analysis report for the three-month period ended on December 31, 2021 have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and may also be found on our investor relations website at www.investors.neptunewellness.com. All amounts are in Canadian dollars except if specified otherwise.

Non-IFRS Measures

This news release contains a non-IFRS measure, specifically Adjusted EBITDA. We use Adjusted EBITDA to provide investors with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.  We believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses this non-IFRS measure in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Adjusted EBITDA is not recognized, defined or standardized measures under IFRS. Our definition of Adjusted EBITDA will likely differ from that used by other companies (including our peers) and therefore comparability may be limited. Non-IFRS measures should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on non-IFRS measures and view them in conjunction with the most comparable IFRS financial measures. For more information on our Adjusted EBITDA, please refer to our Management Discussion and Analysis for the quarter.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates, and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements include, among other things, statements with respect to the Company's strategic review, expected cost savings, expected profitable growth, the success of the Company's action plan,  future increased revenues, expectations regarding expenses, cash needs, cash flow, liquidity and sources of funding,   future expansion plans, initiatives and strategies of the Company, and the Company's performance, growth initiatives, profitability, future product launches and plans and gain in market share.

These forward-looking statements are based on assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: the ability of the Company to successfully implement its strategic initiative; implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the cannabis markets where the Company operates; changing consumer habits; the ability of the Company to successfully achieve its business objectives and cost cutting plans; plans for expansion; political and social uncertainties; inability to obtain adequate insurance to cover risks and hazards; the ability of the Company to obtain financing on acceptable terms, the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the ability of the Company to obtain financing on acceptable terms, expectations regarding the resolution of litigation and other legal and regulatory proceedings, reviews and investigations; employee relations; and the presence of laws and regulations that may impose restrictions in the markets where the Company operates. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Additional information regarding these and other risks and uncertainties relating to the Company's business are contained under the heading "Risk Factors" in the Company's Annual Information Form, and under the heading "Risk Disclosure" in the Company's Management's Discussion and Analysis dated July 15, 2021, for the year ended March 31, 2021, and the Company's quarterly Management's Discussion and Analysis, filed under the Company's profile on SEDAR at www.sedar.com.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:https://www.prnewswire.com/news-releases/neptune-reports-fiscal-third-quarter-2022-financial-results-301479372.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2022/10/c4076.html

%CIK: 0001401395

For further information: Media Contacts: media@neptunecorp.com, Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto or Nick Staab, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 10-FEB-22